EXHIBIT 99.1

Skeena Gold & Silver Secures Environmental Assessment Certificate and Federal Impact Assessment Approval for Eskay Creek

VANCOUVER, British Columbia, Jan. 27, 2026 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to announce that it has received its Environmental Assessment Certificate (“EAC”) for the Company’s 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”) located in Northwestern British Columbia (“B.C.”), Canada. The results of the Environmental Assessment have been reviewed by Canada’s Minister of Environment and Climate Change and approved under the Federal Impact Assessment Act.

The EAC was issued by the B.C. Minister of Mining & Critical Minerals and the B.C. Minister of Environment & Parks and jointly approved by the Tahltan Central Government. Receipt of the EAC represents a major milestone for the Project and concludes a rigorous Environmental Assessment process initiated in August 2024. The process included more than 60 engagement sessions within local communities and over 500 meetings with the Tahltan Central Government. Skeena also engaged with both local and non-local Indigenous groups as part of its consultation efforts. This included engagement with the Nisga’a Lisims Government, Gitanyow Hereditary Chiefs, the Tsetsaut Skii km Lax Ha Nation, the Southeast Alaska Indigenous Transboundary Commission, and other constituent Alaska tribes. More than 4,000 written comments from community members were received and individually addressed throughout the environmental assessment process. The Tahltan Nation’s consent to the Project is embedded within the EAC, marking a historic first in Canada through a landmark Section 7 agreement signed in 2022 between the Government of British Columbia and the Tahltan Central Government.

Nalaine Morin, Senior Vice President of Environment & Social Affairs of Skeena, commented: “This achievement is especially meaningful to me as a member of the Tahltan Nation. Receiving our EA Certificate as the first company in Canadian history through the Section 7 agreement, demonstrates what is possible when Indigenous rights and responsible resource development are advanced together. This milestone reflects years of trust-building, hard work, and a shared commitment to doing things differently. At Skeena, we are proud of what has been accomplished and remain firmly committed to reconciliation as an ongoing, living practice that guides how we operate today and into the future.”

Randy Reichert, Chief Executive Officer of Skeena, commented, "This is a defining moment in our Company’s history. I would like to thank the Government of British Columbia for its support of the Project and for prioritizing our application approval. I would also like to thank the Tahltan Nation for their partnership and collaboration over the last ten years. The issuance of the EAC reflects this collaboration and reinforces Eskay Creek’s position as setting the standard for responsible, world-class development in British Columbia. I further extend my appreciation to the Skeena Regulatory Engagement team for their tireless efforts in advancing a rigorous environmental assessment. The team set new benchmarks for meeting timelines while skillfully navigating new challenges associated with the Section 7 agreement.”

Honourable Jagrup Brar, Minister of Mining and Critical Minerals, stated, “I would like to extend my thanks to Skeena Gold and Silver for its collaborative approach and its commitment to working respectfully with the Tahltan Nation and government partners throughout the process. This kind of collaboration is critical to advance important projects like Eskay Creek, which will benefit the entire province while protecting the environment and continuing on our path to reconciliation.”

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:
Galina Meleger,
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725
W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver B.C. V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release, including any information as to our strategy, projects, plans or future financial or operating performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements” ). All statements other than statements of historical fact are forward-looking statements. The use of words such as “anticipate”, “believe”, “propose”, “contemplate”, “generate”, “target”, “progress”, “invest”, “continue”, “develop”, “on track”, “ongoing”, “project”, “plan”, “consider”, “estimate”, “expects”, “expect”, “potential” “may”, “might”, “will”, “could”, “should” or “would” and similar expressions identify forward-looking statements. In particular, this news release contains and incorporates by reference forward-looking statements including, but not limited to those regarding: the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; the receipt and timing of the environmental assessment certificate,; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.